UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2005.

                        Commission File Number: 0-30390


                              HILTON RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD

Date:   April 30, 2005                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

--------------------------------------------------------------------------------




                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Hilton Resources Ltd. for the nine months ended February 28, 2005, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)



                                                   FEBRUARY 28,       MAY 31,
                                                       2005            2004
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    299,064         528,040
Amounts receivable                                       82,895          30,289
Prepaid expenses and deposits                            13,415           8,959
                                                   ------------    ------------
                                                        395,374         567,288

CAPITAL ASSETS                                           16,962          19,467

UNPROVEN MINERAL INTERESTS (Note 3)                     640,976         220,582

OTHER ASSETS (Note 4)                                     7,650          65,591
                                                   ------------    ------------
                                                      1,060,962         872,928
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 81,563          16,356
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               70,915,313      70,593,713

CONTRIBUTED SURPLUS                                     283,063         154,000

DEFICIT                                             (70,218,977)    (69,891,141)
                                                   ------------    ------------
                                                        979,399         856,572
                                                   ------------    ------------
                                                      1,060,962         872,928
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)


APPROVED BY THE BOARD

/s/ ANDREW CARTER    , Director
--------------------
/s/ NICK DEMARE      , Director
--------------------





          The accompanying notes are an integral part of these interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,
                                                       2005            2004            2005            2004
                                                         $               $               $               $

EXPENSES

Accounting and administration                            23,788          18,785          62,088          71,241
Depreciation                                                835               -           2,505               -
Investor relations                                        9,000           9,000          27,000           9,000
Legal                                                     5,109          23,778          15,426          31,603
Office                                                    1,875             673           7,459          10,050
Professional fees                                        37,010          72,036          44,242         108,575
Regulatory                                                  950           6,715           6,213          13,711
Rent                                                          -               -               -           1,769
Shareholder costs                                           209               -           3,767           7,883
Stock-based compensation                                 70,963         154,000         135,663         154,000
Transfer agent                                            2,490           4,127           9,140          11,663
Travel                                                   10,739               -          14,578           7,821
                                                   ------------    ------------    ------------    ------------
                                                        162,968         289,114         328,081         427,316
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (162,968)       (289,114)       (328,081)       (427,316)
                                                   ------------   -------------   -------------   -------------
OTHER ITEMS

Interest and other income                                   617           2,945           7,455          18,282
Interest expense on debentures                                -         (48,368)              -        (232,238)
Foreign exchange                                          9,599         (10,715)         (7,210)        (33,498)
Recoveries of expenses previously recorded
    in prior year-end                                         -               -               -          24,381
                                                   ------------    ------------    ------------    ------------
                                                         10,216         (56,138)            245        (223,073)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (152,752)       (345,252)       (327,836)       (650,389)

DEFICIT - BEGINNING OF PERIOD                       (70,066,225)    (69,613,883)    (69,891,141)    (69,308,746)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (70,218,977)    (69,959,135)    (70,218,977)    (69,959,135)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.01)         $(0.03)         $(0.02)         $(0.09)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        19,488,910      12,200,451      18,841,540       6,897,907
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)




                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (152,752)       (345,252)       (327,836)       (650,389)
Adjustment for items not involving cash
     Depreciation                                           835               -           2,505               -
     Stock-based compensation                            70,963         154,000         135,663         154,000
     Amortization of deferred financing charges               -           5,240               -          26,200
     Accretion of liability component of debentures           -          18,429               -          92,139
     Interest expense settled through
         issuance of shares                                   -          19,714               -          65,371
     Other                                                    -           9,574          (5,880)         24,926
                                                   ------------    ------------    ------------    ------------
                                                        (80,954)       (138,295)       (195,548)       (287,753)
(Increase) decrease in amounts receivable                (9,219)         15,115         (52,606)          8,607
(Increase) decrease in prepaid expenses
     and deposits                                        (4,076)          3,467          (4,456)         35,641
Increase (decrease) in accounts payable
     and accrued liabilities                             52,139          50,054          65,207          56,071
                                                   ------------    ------------    ------------    ------------
                                                        (42,110)        (69,659)       (187,403)       (187,434)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                               310,000         135,000         317,500         538,000
Share subscriptions received                                  -         320,850               -         320,850
Share issue costs                                        (2,500)         (7,745)         (2,500)        (16,644)
                                                   ------------    ------------    ------------    ------------
                                                        307,500         448,105         315,000         842,206
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on capital assets                              200               -               -               -
Expenditures on unproven mineral interests             (148,734)        (76,790)       (363,173)       (123,178)
Proceeds from sale of investment                              -               -           6,600           9,845
                                                   ------------    ------------    ------------    ------------
                                                       (148,534)        (76,790)       (356,573)       (113,333)
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
     FOR THE PERIOD                                     116,856         301,656        (228,976)        541,439

CASH - BEGINNING OF PERIOD                              182,208         386,891         528,040         147,108
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                    299,064         688,547         299,064         688,547
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - Note 8


          The accompanying notes are an integral part of these interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
          INTERIM CONSOLIDATED STATEMENT OF UNPROVEN MINERAL INTERESTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)




                                                                         $

BALANCE - BEGINNING OF PERIOD                                           220,582
                                                                   ------------
EXPLORATION COSTS DURING THE PERIOD

     Access road construction                                            39,890
     Assays                                                               6,333
     Camp costs                                                           7,170
     Consulting                                                          40,772
     Drilling deposit                                                    62,612
     Fuel                                                                 8,186
     Geological                                                         100,936
     Geophysics                                                           2,234
     Legal                                                                4,165
     Permits and fees                                                    13,331
     Office                                                              17,599
     Other                                                                3,382
     Salaries                                                            30,132
     Topography                                                           5,866
     Transport                                                            6,299
     Travel                                                              15,013
                                                                   ------------
                                                                        363,920
                                                                   ------------
OPTION PAYMENTS DURING THE PERIOD                                        56,474
                                                                   ------------
BALANCE - END OF PERIOD                                                 640,976
                                                                   ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


1.       NATURE OF OPERATIONS

         The Company is in the process of exploring its unproven mineral interests in Mexico. The Company presently has no proven or probable reserves  and on the  basis  of  information  to  date,  it has not yet
         determined   whether  these  mineral  interests  contain   economically
         recoverable ore reserves. The amounts shown as unproven mineral interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         As at February 28, 2005, the Company had working capital of $313,811. The Company will require additional equity financing to pursue the exploration of its unproven mineral interests and meet ongoing corporate overhead requirements. The Company expects to generate the necessary resources for the 2005 fiscal year through a combination of the sale of equity securities through private placements and the exercises of warrants and stock options. No assurances can be given, however, that the Company will be able to obtain sufficient additional resources. If the Company is unsuccessful in generating anticipated resources from one or more of the anticipated sources and is unable to replace any shortfall with resources from another source, the Company may be able to extend the period for which available funds would be adequate by joint venturing or selling its unproven mineral interests and otherwise scaling back operations. If the Company were unable to generate the required unproven mineral interests, its ability to meet its obligations and to continue its operations would be adversely affected.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of the Company and its 60% owned subsidiary, Compania Minera Nayarit S.A. de C.V., which was incorporated on April 29, 2004, to pursue its Mexican mineral exploration activities. Inter-company balances and transactions are eliminated on consolidation.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


3.       UNPROVEN MINERAL INTERESTS


                                      FEBRUARY 28, 2005                            MAY 31, 2004
                           ----------------------------------------    ----------------------------------------
                           ACQUISITION   EXPLORATION                   ACQUISITION   EXPLORATION
                              COSTS         COSTS         TOTAL            COSTS         COSTS         TOTAL
                                $             $             $                $             $             $

         El Nayar Project    160,445       480,531       640,976          103,971       116,611       220,582
                           ===========   ===========   ===========     ===========   ===========   ============

         On October 1, 2003, the Company entered into an option agreement, with a Mexican private corporation which is at arm's length to the Company, whereby the Company can acquire up to a 100% interest in five unproven mineral concessions (the "El Nayar Project") in Mexico, covering approximately 6,766 hectares.

         The Company may earn an initial 60% interest, in consideration of making option payments to the optionor totaling US $50,000 (paid) and the issuance of a total of 1.1 million common shares and funding US $1 million of expenditures over a three year period. Payouts for land holding costs and underlying option payments to the concession holder will be included as part of the expenditure commitment for the Company's earn-in.

         Subsequent to February 28, 2005, the Company issued 100,000 common shares to the optionor.

         Upon having earned the initial 60% interest, the Company may purchase the remaining 40% interest in the El Nayar Project by payment in cash or issuance of common shares for an amount to be determined based on the net present value of the El Nayar Project.


4.       OTHER ASSETS

                                                   FEBRUARY 28,       MAY 31,
                                                       2005            2004
                                                         $               $

         Investment                                       7,650           8,370
         Drilling advance                                     -          57,221
                                                   ------------    ------------
                                                          7,650          65,591
                                                   ============    ============

         As at February 28, 2005, the Company held 85,000 common shares (May 31, 2004 - 93,000 common shares) of Halo Resources Ltd. ("Halo"), a publicly traded company with common officers and directors. During the nine months ended February 28, 2005, the Company sold 8,000 shares for $6,600, realizing a gain of $5,880. As at February 28, 2005 the 85,000 shares of Halo had a quoted market value of $110,500.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


5.       SHARE CAPITAL


         Authorized:  Unlimited common shares without par value

         Issued:                                         NINE MONTHS ENDED                  YEAR ENDED
                                                         FEBRUARY 28, 2005                 MAY 31, 2004
                                                   ----------------------------    ------------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                18,537,355      70,593,713       4,876,921      67,568,135
                                                   ------------    ------------    ------------    ------------
         Issued during the period

         For cash
              Private placements                      3,100,000         310,000       6,130,000         865,750
              Exercise of warrants                            -               -         490,000          68,600
              Exercise of options                        30,000           7,500               -               -
         Reallocation from contributed
              surplus relating to the
                exercise of stock options                     -           6,600               -               -
         Retirement of debentures                             -               -       6,233,843       2,041,932
         Debenture interest                                   -               -         640,366          65,371
         Finder's fee                                    90,000           9,000         166,225          16,623
                                                   ------------    ------------    ------------    ------------
                                                      3,220,000         333,100      13,660,434       3,058,276
         Less:  share issue costs                             -         (11,500)              -         (32,698)
                                                   ------------    ------------    ------------    ------------
                                                      3,220,000         321,600      13,660,434       3,025,578
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      21,757,355      70,915,313      18,537,355      70,593,713
                                                   ============    ============    ============    ============

         (a) During the nine months ended February 28, 2005, the Company agreed to conduct a non-brokered private placement financing totalling 3,550,000 units at a price of $0.10 per unit, for gross proceeds of $355,000. Each unit consists of one common share and one-half share purchase warrant. Each full share purchase warrant entitles the holder to purchase one additional common share for a period of two years, at an exercise price of $0.15 per share in year one and, thereafter, at $0.20 per share. As at February 28, 2005, the Company had issued 3,100,000 units. The remaining 450,000 units were completed and issued subsequent to February 28, 2005.

                  The Company issued 90,000 units, having the same terms as the private placement, at a fair value of $9,000, in consideration as finder's fees on a portion of the private placement. Certain directors of the Company have purchased 600,000 units of the private placement.

         (b)      Stock Options

                  During the nine months ended February 28, 2005, the Company granted 1,785,000 stock options to directors and consultants and recorded compensation expense of $135,663.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


5.       SHARE CAPITAL (continued)

                  The fair value of stock options granted to directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the nine months ended February 28, 2005:


                        Risk-free interest rate             1.23% - 1.43%
                        Estimated volatility                 146% - 147%
                        Expected life                       1 - 1.5 years
                        Expected dividend yield                  0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's directors and consultants was $0.08 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's outstanding stock options at February 28, 2005, and the changes for the nine months ended February 28, 2005, is presented below:
                                                                     WEIGHTED
                                                      OPTIONS         AVERAGE
                                                    OUTSTANDING   EXERCISE PRICE
                                                                        $

                  Balance, beginning of period          700,000         0.25
                  Granted                             1,785,000         0.10
                  Exercised                             (30,000)        0.25
                  Cancelled / expired                  (280,000)        0.25
                                                   ------------
                  Balance, end of period              2,175,000         0.13
                                                   ============

                  The following table summarizes information about the stock options outstanding and exercisable at February 28, 2005:

                     NUMBER           NUMBER
                   OF OPTIONS       OF OPTIONS     EXERCISE
                  OUTSTANDING       EXERCISABLE      PRICE    EXPIRY DATE
                                                       $

                      390,000          390,000        0.25    February 18, 2007
                      760,000          747,500        0.10    September 03, 2007
                       60,000           60,000        0.10    October 04, 2007
                      590,000          590,000        0.10    January 12, 2007
                      375,000          318,750        0.12    February 8,2008
                  -----------      -----------
                    2,175,000        2,106,250
                  ===========      ===========

         (c) As at February 28, 2005, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 7,335,000 shares. The warrants expire at various times until 2007 and may be exercised at prices ranging from $0.14 per share to $0.31 per share.

                  Details of warrants outstanding are as follows:
                                                                      NUMBER
                                                                    OF WARRANTS

                  Balance, beginning of period                        5,823,650
                  Issued                                              1,595,000
                  Expired                                               (83,650)
                                                                   ------------
                  Balance, end of period                              7,335,000
                                                                   ============


6.       RELATED PARTY TRANSACTIONS

         During the nine months ended February 28, 2005, the Company paid a total of $62,838 for accounting, management, professional and consulting services provided by a director of the Company and a company controlled by the President of the Company.


7.       SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of unproven mineral interests. The Company's current unproven mineral interests are located in Mexico and its corporate assets are located in Canada.

                                                 FEBRUARY 28, 2005
                                   --------------------------------------------
                                   IDENTIFIABLE                        NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico)    712,818               -               -
         Corporate (Canada)             348,144           7,455        (327,836)
                                   ------------    ------------    ------------
                                      1,060,962           7,455        (327,836)
                                   ============    ============    ============

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


8.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing and investing activities were conducted by the Company during the nine months ended February 28, 2005 and February 29, 2004 as follows:

                                                   FEBRUARY 28,    FEBRUARY 29,
                                                       2005            2004
                                                         $               $
         Financing activities

         Decrease in equity component of debentures
            on conversion/retirement                          -        (430,922)
         Issuance of common shares on retirement
             of debentures                                    -       2,041,932
         Retirement of debentures                             -      (1,748,090)
         Issuance of common shares for finder's
            fees                                          9,000          16,623
         Share issue costs                               (9,000)        (16,623)
         Issuance of common shares on exercise
            of options                                    6,600               -
         Contributed surplus                             (6,600)              -
                                                   ------------    ------------
                                                              -        (137,080)
                                                   ============    ============

         Investing activity

         Retirement of loan                                   -         137,080
                                                   ============    ============

         Other supplementary cash flow information:

                                                   FEBRUARY 28,    FEBRUARY 29,
                                                       2005            2004
                                                         $               $

         Interest paid in cash                                -         113,898
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============

                              HILTON RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 27, 2005 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the nine months ended February 28, 2005 of Hilton Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

Since inception the Company has primarily been engaged in the mineral resource and petroleum and natural gas industries. More recently it had been engaged in the acquisition, exploration for and development of crude oil and natural gas interests in the United States and in the research, development and marketing of proprietary software programs. In 2003, the Company reorganized its corporate structure and business objectives. The Company is currently a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral interests located in Mexico. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests. The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HPM" and on the Over the Counter Bulletin Board ("OTCBB") under the symbol "HPMPF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

El Nayar Project, Mexico

The Company conducted a detailed exploration program at its El Nayar silver-gold Project (6,835 hectares), in the Mezquites Mining District, state of Nayarit, Mexico. A new silver-gold vein has been discovered approximately 150 meters southeast of the recently discovered El Norte Vein System. Both veins are to the north of the historical high grade La Castellana Mine site. This new silver-gold vein (Veta Rica) has been traced along strike for approximately 200 meters thus far. An initial chip sample taken from this vein returned 249.2 g/t silver (8.01 oz/t) and 0.80 g/t gold across 1.80 meters. This result is very encouraging not only for its silver content, but also for the gold. Trenching is being completed along Veta Rica in order to determine its lateral continuity and width, sampling will follow. To date a total of 52 trenches have been completed, approximately half are pending chip sampling and mapping.

Other significant exploration results have been obtained on the recently discovered Veta Norte System. Detailed geological mapping has been completed along the upper surface segment of this vein for approximately 400 meters. Trenching has revealed larger mineralized widths and silver mineralization associated to hydrothermal breccias. Highlights in the Veta Norte include:

                 SAMPLE                           SILVER     SILVER        GOLD
LOCATION          TYPE          TRUE WIDTH          g/t       oz/t          g/t

Trench-4          Chips         5.00 meters        359.3      11.55        1.89
                 includes       0.90 meters      1,348.3      43.35        7.00
Trench-6          Chips         3.00 meters        180.1       5.79        0.23
Trench-7          Chips         4.20 meters        207.3       6.67        0.44
                 includes       2.50 meters        213.6       6.87        0.54
Trench-8          Chips         1.00 meters        583.1      18.75        1.51
Trench-9A         Chips         0.30 meters        168.4       5.41        3.56
Trench-9B         Chips         1.00 meters        484.7      15.58        3.12
Trench-10         Chips         2.30 meters        102.6       3.30        0.22
Trench-11         Chips         1.00 meters        154.8       4.98        0.21
Trench-12         Chips         1.60 meters        161.1       5.18        0.22
Trench-13         Chips         1.60 meters        121.6       3.91        0.40
Trench-14         Chips         2.30 meters        678.3      21.81        4.05
Trench-18         Chips         0.80 meters        213.3       6.86        0.42
Trench-20         Chips         1.00 meters        451.5      14.52        1.03
Road Cut          Chips         4.00 meters        231.85      7.45        2.97
                 includes       2.00 meters        314.7      10.12        3.3
Road Cut          Chips         0.80 meters        183.3       5.89        0.41
Road Cut          Chips         0.50 meters        171.8       5.52        0.70
Breccia Zone      Panel         1.7 X 1.0 m        120.6       3.88        0.32
Breccia Zone      Chips         1.50 meters        268.4       8.63        1.50


Trenching has revealed vein widths of up to 5 meters with significant silver and gold contents. Silver-gold mineralization has also been observed in wide hydrothermal breccia zones with very good potential for low grade bulk mineable targets. To determine the width and extent of these mineralized breccias more trenching is required. Exploration work at EL Nayar project focused in extending the lateral continuity of both Veta Norte and Veta Rica along strike. Once all results are in, a decision will be made regarding a follow-up program. The objective being to explore and discover high grade precious metal mineralization (particularly silver) with a good tonnage potential hosted in veins, stockwork zones and/or breccias that may be suited to bulk mining methods.

The area to be covered in this work program represents less than 5% of the total area (6,835 hectares) that remains to be explored. Favorable geological characteristics, color anomalies, proximity to old producing mines and early prospecting, indicate this large area may host excellent geological potential for the discovery of additional precious metal mineralization.

All chip channel samples are being crushed at the GM LACME Preparation Laboratory in Guadalajara. The pulps are sent by GM LACME directly to International Plasma Lab Ltd. in Vancouver, Canada for analyses. All work is conducted as defined under NI 43-101, and all sample batches include standards, blanks and duplicate samples on a routine basis.

The field work was supervised by Victor Jaramillo, M. SCA., P. Geo., the project manager and consulting geologist for the El Nayar Project.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                           -------------------------------------  --------------------------------------------------  -----------
                                        FISCAL 2005                                  FISCAL 2004                      FISCAL 2003
                           -------------------------------------  --------------------------------------------------  -----------
                             FEB. 28      NOV. 30      AUG. 31       MAY 31      FEB. 29      NOV. 30      AUG. 31       MAY 31
                                $            $            $            $            $            $            $            $

OPERATIONS:

Revenues                             -            -            -            -            -            -            -            -
Net income (loss)             (151,252)    (150,954)     (25,630)      67,994     (345,252)    (146,258)    (158,879)  (1,029,460)
Basic and diluted
   income (loss) per share       (0.01)       (0.01)       (0.00)        0.01        (0.03)       (0.03)       (0.03)       (0.23)
Dividends per share                  -            -            -            -            -            -            -            -

BALANCE SHEET:

Working capital (deficiency)   313,811      235,799      390,778      550,932      647,522   (1,293,783)  (1,441,922)  (1,494,055)
Total assets                 1,060,962      783,112      860,506      872,928      860,895      636,002      323,023      411,006
Total long-term liabilities          -            -            -            -            -            -            -            -
                           -------------------------------------  --------------------------------------------------  -----------

RESULTS OF OPERATIONS

During the nine months ended February 28, 2005 ("2005") the Company recorded a loss of $327,836 ($0.02 per share) compared to a loss of $650,389 ($0.09 per share) for the nine months ended February 29, 2004 ("2004"). A portion of the increase in loss in 2005 is attributed to the accounting of non-cash stock-based compensation on granting of stock options. During 2005, the Company recorded a non-cash compensation expense of $135,663 (2004 - $154,000) relating to stock options granted.

Excluding the stock based compensation, general and administrative expenses of $192,418 were reported in 2005, a decrease of $80,898, from $273,316 in 2004. In general, costs decreased due mainly to the impact of reduced operations and abandonment of petroleum and proprietary software program activities in 2004. General and administrative costs in 2005 reflects the Company's current operating levels. Specific expenses of note during 2005 and 2004 are as follows:

     i) during 2005, the Company incurred accounting and administrative fees of $62,088 (2004 - $71,241) provided by a private company controlled by the current President of the Company;

     ii) during 2004, the Company incurred general and administrative costs of $33,185 for the proprietary software program activities, mainly in professional and legal fees to arm's length parties. The Company abandoned this business segment in August 2003.

     iii) effective December 1, 2003, the Company resumed its investor relations arrangement at a rate of $3,000 per month. A total of $27,000 was paid in 2005.

During 2005, the Company sold 8,000 common shares of Halo Resources Ltd. for $6,600, resulting in a gain of $5,880. The Company did not sell any marketable securities in 2004.

During 2004, the Company recorded interest expense on debentures of $232,238. The debentures were retired in January 2004.

During 2005, the Company spent $56,474 relating to acquisition costs and $363,920 for exploration the detailed mapping and trenching program on the El Nayar Project.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. In January 2005, the Company completed a non-brokered private placement financing of 3,100,000 units for gross proceeds of $310,000. As of February 28, 2005, the Company had a working capital of $313,811. Subsequent to February 28, 2005, the Company completed the final tranche of the private placement and issued 450,000 units for $45,000. The Company is currently reviewing the results of the exploration program at El Nayar and determining the next phase of exploration. No exploration budget has been determined. The Company anticipates that it will have sufficient funds to complete this phase and meet ongoing overhead expenditures. However, it may require additional funding to meet future exploration programs and/or additional mineral property acquisitions. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured or relinquish certain of its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the May 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended February 28, 2005, the Company was charged $62,838 for accounting, management, professional and consulting services provided by a director of the Company and a company controlled by the President of the Company.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company has an investor relations arrangement with Eland Jennings Inc. ("Eland Jennings") at a rate of $3,000 per month. During the nine months ended February 28, 2005, the Company paid $27,000 to Eland Jennings. The Company maintains a web site at www.hiltonresourcesltd.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at April 27, 2005 , there were 22,207,355 issued and outstanding common shares. In addition there were 2,175,000 stock options outstanding and exercisable, at exercise prices ranging from $0.10 to $0.25 per share, and 7,560,000 warrants outstanding, with exercise prices ranging from $0.14 and $0.31 per share.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, Nick DeMare, the Chief Executive Officer of Hilton Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HILTON RESOURCES LTD. for the interim period ending February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    April 29, 2005.


         /s/ Nick DeMare
         -----------------------
         Nick DeMare
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, Nick DeMare, a Director of Hilton Resources Ltd. and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HILTON RESOURCES LTD. for the interim period ending February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    April 29, 2005.


         /s/ Nick DeMare
         ---------------
         Nick DeMare
         Director